UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. __)*

Pacific Ethanol, Inc.
(Name of Issuer)

Common Stock, $0.001 par value per share
(Title of Class of Securities)

69423U107
(CUSIP Number)

David Tang, Esq.
Howard Rice Nemerovski Canady Falk & Rabkin
A Professional Corporation
Three Embarcadero Center, Suite 700
San Francisco, California  94111-4024
415.434.1600
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

March 27, 2008
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.	Names of Reporting Persons.	Lyles United, LLC
2.		Check the Appropriate Box if a Member of a Group (See Instructions)	(a)☐ (b)☐
3.		SEC Use Only
4.		Source of Funds (See Instructions)	WC
5.		Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐
6.		Citizenship or Place of Organization	Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	Sole Voting Power	6,259,846
	8.	Shared Voting Power	0
	9.	Sole Dispositive Power	6,259,846
	10.	Shared Dispositive Power	0
11.		Aggregate Amount Beneficially Owned by Each Reporting Person	6,259,846
12.		Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐
13.		Percent of Class Represented by Amount in Row (11)	13.3%
14.		Type of Reporting Person (See Instructions)	OO

Item 1.	Security and Issuer:

This Schedule 13D (“Schedule”) relates to shares of common stock, par value $0.001 per share (the “Common Stock”), of Pacific Ethanol, Inc. (the “Issuer”).  The principal executive office of the Issuer is 400 Capital Mall, Suite 2060, Sacramento, CA  95814.

Item 2.	Identity and Background:

(a)                This Schedule is being filed by Lyles United, LLC (“Lyles”).

(b)-(c)                Lyles is a limited liability company organized under the laws of the state of Delaware.  Lyles is in the business of investments and seeks returns through long-term investments.  The address of Lyles’ principal place of business and principal office is 1210 W. Olive Street, Fresno, California 92728.  Information is provided below with respect to persons who are executive officers and directors of Lyles:

Gerald V. Lyles, President and a Director of Lyles, 1210 W. Olive Street, Fresno, California  92728.

Michael F. Elkins, Vice President, Treasurer, Chief Financial Officer, Assistant Secretary and a Director of Lyles, 1210 W. Olive Street, Fresno, California  92728.

John P. Leonardo, Vice President, Secretary, Assistant Treasurer and Director of Lyles, 1210 W. Olive Street, Fresno, California  92728.

William M. Lyles, IV, Vice President of Lyles, 1210 W. Olive Street, Fresno, California  92728.

(d)                None of the persons set forth above has, during the past five years, been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)                None of the persons set forth above has, during the past five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, as a result of which any of them became or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)                All of the individuals set forth above are citizens of the United States.

Item 3.	Source and Amount of Funds or Other Consideration:

The source of funds used to acquire the 2,051,282 shares of the Issuer’s Series B Cumulative Convertible Preferred Stock (the “Series B Preferred Stock”) and the warrant to purchase up to 3,076,923 shares of the Issuer’s Common Stock (the “Private Placement Warrant”) described in Item 5(c)(i) below was working capital of Lyles in the amount of approximately $40,000,000.00.

Item 4.	Purpose of Transaction:

The acquisitions of the Series B Preferred Stock the Warrants described in Item 5(c) below were made for investment purposes.

Depending on market conditions and other factors, the reporting persons may, at any time or from time to time, acquire additional securities of the Issuer, or alternatively, may dispose of some or all of the securities of the Issuer beneficially owned by them.

Except as described herein, the reporting persons do not currently have any plans or proposals that relate to or would result in any of the following:

(a)                The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

(b)                An extraordinary corporate transaction, such as a merger, reorganization, or liquidation, involving the Issuer or any of its subsidiaries;

(c)                A sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

(d)                Any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

(e)                Any material change in the present capitalization or dividend policy of the Issuer;

(f)                Any other material change in the Issuer’s business or corporate structure;

(g)                Changes in the Issuer’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

(h)                Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i)                A class of equity securities of the issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

(j)                Any action similar to those enumerated above.

Item 5.	Interest in Securities of the Issuer:

(a)                For the purposes of this Schedule, Lyles currently beneficially owns 6,259,846 shares of Common Stock, consisting of: (i) 6,153,846 shares of Common Stock issuable upon conversion of the 2,051,282 shares of Series B Preferred Stock acquired by Lyles in the Private Placement described in Item 5(c)(i) below; (ii) 100,000 shares of Common Stock underlying the Loan Warrant issued to Lyles and described in Item 5(c)(ii) below; and (iii) 6,000 shares of Common Stock.  The percentage of the Issuer’s Common Stock beneficially owned by Lyles for the purposes of this Schedule is 13.3%.

The calculation of percentage of beneficial ownership in Item 13 of page 2 was derived from the Issuer’s Form 10-K, filed with the Securities and Exchange Commission on March 27, 2008, in which the Issuer stated that the number of shares of its Common Stock outstanding as of March 24, 2008 was 40,674,464.  The Private Placement Warrant is not exercisable within 60 days of the date hereof and has therefore been excluded from this calculation.

(b)                See items 7 through 10 of the cover page to this Schedule for the number of shares of Common Stock beneficially owned by Lyles as to which there is sole power to vote or to direct the vote, shared power to vote or to direct the vote and sole or shared power to dispose or to direct the disposition.

(c)                (i)           On March 18, 2008, Lyles entered into a Securities Purchase Agreement with the Issuer (the “Purchase Agreement”), which  provided for the sale by the Issuer and the purchase by Lyles of (i) 2,051,282 shares of the Issuer’s Series B Preferred Stock at a price of $19.50 per share (the “Series B Original Purchase Price”), and (ii) the Private Placement Warrant to purchase up to 3,076,923 shares of the Issuer’s Common Stock at an exercise price of $7.00 per share (the “Private Placement”).  On March 27, 2008 the Issuer and Lyles closed the Private Placement.  Each share of Series B Preferred Stock is convertible at any time at Lyles’s option into three shares of the Issuer’s Common Stock, subject to anti-dilution protection and other adjustments as set forth in the Certificate of Designations, Powers, Preferences and Rights of the Series B Cumulative Convertible Preferred Stock (the “Series B Certificate of Designations”).  In addition, the Series B Certificate of Designations provides that the holders of Series B Preferred Stock are entitled to quarterly cumulative dividends payable in arrears in an amount equal to 7.00% of the Series B Original Purchase Price on a pari passu basis with the holders of the Issuer’s Series A Cumulative Convertible Preferred Stock, with such dividends payable in cash or, at the option of the Issuer, in additional shares of Series B Preferred Stock based initially on the Series B Original Purchase Price.  Pursuant to the Letter Agreement described under Item 6 below, however, the Issuer has agreed to waive its right under the Series B Certificate of Designations to make payments in additional shares of Series B Preferred Stock in lieu of cash dividend payments without the prior written consent of Lyles.  By its terms, the Private Placement Warrant will become exercisable six months and one day from the date of issuance.

(ii)           In connection an extension of a loan under a Secured Promissory Note dated November 2007 between Pacific Ethanol Imperial, LLC, an indirect subsidiary of the Issuer, and Lyles, on March 27, 2008, the Issuer issued to Lyles a warrant (the “Loan Warrant” and, together with the Private Placement Warrant, the “Warrants”) to purchase up to 100,000 shares of the Issuer’s Common Stock at an exercise price of $8.00 per share.  The Loan Warrant is currently exercisable and expires 18 months from the date of issuance.

(d)                Except as set forth in this Schedule, no other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, securities covered by this Schedule.

(e)                Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer:

See the description of the Private Placement (and the Purchase Agreement entered into in connection therewith) under Item 5(c)(i) above.  In connection with the closing of the Private Placement, the Issuer also entered into a Registration Rights Agreement (the “Registration Rights Agreement”) and a letter agreement (the “Letter Agreement”) with Lyles, each dated as of March 27, 2008.  Under the Registration Rights Agreement, the Issuer granted certain registration rights to Lyles with respect to the shares of Common Stock issuable upon conversion of the shares of Series B Preferred Stock and/or upon exercise of the Warrants.  Under the Letter Agreement, the Issuer agreed to waive its right under the Series B Certificate of Designations to make payments in additional shares of Series B Preferred Stock in lieu of cash dividend payments without the prior written consent of Lyles.

Item 7.	Material to Be Filed as Exhibits:

No.	Exhibit
1.
Securities Purchase Agreement dated March 18, 2008 between the Issuer and Lyles (included as Exhibit 10.1 to the Issuer’s Form 8-K filed with the Securities and Exchange Commission on March 18, 2008 and incorporated herein by reference).

2.
Certificate of Designations, Powers, Preferences and Rights of the Series B Cumulative Convertible Preferred Stock (included as Exhibit 10.2 to the Issuer’s Form 8-K filed with the Securities and Exchange Commission on March 27, 2008 and incorporated herein by reference).

3.	Issuer Warrant dated March 27, 2008 (included as Exhibit 10.3 to the Issuer’s Form 8-K filed with the Securities and Exchange Commission on March 27, 2008 and incorporated herein by reference).
4.
Registration Rights Agreement dated March 27, 2008 between the Issuer and Lyles (included as Exhibit 10.4 to the Issuer’s Form 8-K filed with the Securities and Exchange Commission on March 27, 2008 and incorporated herein by reference).

5.
Letter Agreement dated March 27, 2008 between the Issuer and Lyles (included as Exhibit 10.5 to the Issuer’s Form 8-K filed with the Securities and Exchange Commission on March 27, 2008 and incorporated herein by reference).

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: April 3, 2008	LYLES UNITED, LLC By: /s/ William M. Lyles, IV William M. Lyles, IV Vice President